Filed by Poema Global Holdings Corp.
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: Poema Global Holdings Corp.
(SEC File No.: 001-39844)
Date: September 17, 2021

September 16, 2021

5:53 PM – 5:56 PM ET

Transcript: Bloomberg Technology_Horace Luke Interview

[00:00:00]

FEMALE 1: The Taiwanese startup Gogoro will hit the public market via SPAC through a merger with Poema, the latest firm to cut a deal with a promising new company. Gogoro is best known for its electric smartscooters and swappable battery infrastructure. The deal pushes the valuation to $2.3 billion and it is targeted to close in the first quarter of 2022. CEO Horace Luke spoke with Stephen Engle to talk about how the company will scale up and expand to other markets.

HORACE LUKE: We recently announced partnerships in both China and India, but with expansion it always takes global capital. Always making sure that as we work with our partners, we operate with the highest standards with absolute transparency so that we can stand shoulder to shoulder with our partners as we commercialize into those markets. And there is really no better market to do that than the Nasdaq where technology giants are like the Microsoft and the Google’s of the world are all listed.

SPACs are designed exactly for a company like ours with solid revenue, with emerging fast growth that takes a little bit of understanding to capture. In the traditional IPO route, you get maybe about 20 minutes to tell your story. After all, this is the decade of electric mobility and we are going to start off on the right foot.

MALE 1: Well GoTo is an interesting investment that I saw in your press release because, as you said it was a combination - a merger this year, of Gojeck, which is ride hailing and a food delivery, and Tokopedia. They have key investors themselves, with everybody from Alibaba to Google, you name it, along with Facebook and Visa. A litany of international companies that invested in those two companies. What are they going to bring and how are you going to leverage that investment from them? I assume the Southeast Asia is going to be your next big push.

HORACE LUKE: Southeast Asia is the third largest market when it comes to two-wheels. Of course, the largest being in China with about 290 million vehicles churned from the previous acid-based battery solution to now the more efficient and powerful lithium ion solution. Which is where we come into play with the battery swapping with our partner Yadea, the largest two-wheel electric marker in China with 23% market share and also in a partnership Dachangjiang the largest ICE two-wheel maker. Together we are going to create this open network that really allows customers to Swap & Go and go as far as long as they want.

MALE 1: So your partnerships that you were announcing in the last few weeks with Yadea as well as DCJ, these are two large two wheel makers – both gas powered and electric. What are your realistic goals for the China market? Will you bring that swappable battery infrastructure and is it scalable in a China market that is dominated those two players?

HORACE LUKE: We see ourselves growing quick but also in a very controllable way into China. The team in Hangzhou is staffed, is ready to deploy in Q4. We are going to start with Hangzhou as our pilot market, like I said in Q4 this year and then quickly go into Wuxi right after that and expanding to half a dozen cities next year. Then franchising our solution into many cities after that.

September 16, 2021

5:53 PM – 5:56 PM ET

Transcript: Bloomberg Technology_Horace Luke Interview

FEMALE 1: That was Gogoro CEO Horace Luke with my colleague Stephen Engle.

[00:03:06]

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the ability of Gogoro’s business model to be successful in the future, future products, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to expand globally and franchising plans, its timing for introducing its battery swapping in China, the sources and uses of cash from the proposed transaction, any benefits of Gogoro’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and the timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global or Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Company or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.